UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MDC PARTNERS INC.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

David S. Thomas, Esq.
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

March 24, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,512,890 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,512,890 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,512,890 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.68% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 9,500,000 Class A Subordinate Voting Shares (the “Class A Shares”) of MDC Partners Inc. (the “Issuer”) issuable upon the conversion of 95,000 Series 4 Convertible Preference Shares (the “Preference Shares”) of the Issuer and (ii) 12,890 Class A Shares of the Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Securities Purchase Agreement, dated February 14, 2017, by and between the Issuer and Broad Street Principal Investments, L.L.C. (the “Purchase Agreement”) and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman, Sachs & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,512,890 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,512,890 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,512,890 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.68% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-PN-IA

*
Reflects (i) 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of the Issuer and (ii) 12,890 Class A Shares of the Issuer.  The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.
Item 2. Identity and Background.
Schedules I, II-A, II-B, III and IV of the Original 13D are incorporated herein by reference.
Item 4. Purpose of Transaction.
This Amendment amends and restates the first paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:
The terms of the Preference Shares of the Issuer are set forth in the articles of amendment of the Issuer (as amended, the “Articles of Amendment”).  Such terms were added to the Articles of Amendment, in accordance therewith, pursuant to the filing of “Provisions Attaching to the Series 4 Convertible Preference Shares” on March 7, 2017.   Pursuant to the terms thereof and subject to the termination of applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), or other applicable law, holders of the Preference Shares have the right to convert their Preference Shares, in whole at any time and from time to time, and in part at any time and from time to time after the ninetieth day following the original issuance date of the Preference Shares, into a number of Class A Shares equal to the then-applicable liquidation preference divided by the then-applicable conversion price at such time (the “Conversion Price”).  The initial liquidation preference of each Preference Share is $1,000.  In connection with the closing of the Private Placement, on March 24, 2017, GS Group received early termination of all waiting periods under the HSR Act (such date the “Precedent Date”), and BSPI and the Employee Funds shall have the right to convert their Preference Shares into Class A Shares in whole at any time and from time to time, and in part at any time and from time to time after the ninetieth day following the original issuance date of the Preference Shares, subject to certain ownership limitations described herein.  The initial Conversion Price is $10.00 per Preference Share. The Conversion Price is subject to customary adjustments from time to time for share splits and combinations, dividends, recapitalizations and other matters, including weighted average anti-dilution protection for certain issuances of equity or equity-linked securities below the then applicable Conversion Price.
Item 5. Interest in Securities of the Issuer.
This Amendment amends and restates the third paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:
As of March 24, 2017, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 12,890 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 0.02% of the total number of Class A Shares.
This Amendment amends and supplements Item 5 by adding the following as the twelfth paragraph of Item 5:
No transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the period from March 14, 2017 through March 24, 2017.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description

1
Securities Purchase Agreement, dated as of February 14, 2017, by and between MDC Partners Inc. and Broad Street Principal Investments, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on February 15, 2017).

2	Articles of Amendment of MDC Partners Inc., filed March 7, 2017 (incorporated herein by reference to the Current Report on Form 8-K of the Issuer, filed on March 7, 2017).

3
Assignment and Assumption Agreement, dated as of March 6, 2017, by and between Broad Street Principal Investments, L.L.C. and StoneBridge 2017, L.P. (incorporated by reference to Exhibit No. 3 to the Schedule 13D of the Reporting Persons filed on March 15, 2017).

4
Assignment and Assumption Agreement, dated as of March 6, 2017, by and between Broad Street Principal Investments, L.L.C. and StoneBridge 2017 Offshore, L.P. (incorporated by reference to Exhibit No. 4 to the Schedule 13D of the Reporting Persons filed on March 15, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2017

The Goldman Sachs Group, Inc.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Goldman, Sachs & Co.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

StoneBridge 2017, L.P

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact